CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

On February 22, 2016, as a result of the reorganization (the Reorganization) of Yorkville
High Income Infrastructure MLP ETF and Yorkville
High Income MLP ETF (the Predecessor Funds) of the
Exchange Traded Concepts Trust into VanEck Vectors
ETF Trust (the Trust), VanEck Vectors High Income
Infrastructure MLP ETF and VanEck Vectors High
Income MLP ETF (the Funds), each a series of the Trust, assumed all of the assets and liabilities of its respective Predecessor Fund.

On December 3, 2015, the Board of Trustees of the
Trust (the Board), with the approval and recommendation of the Audit Committee, retained
Ernst & Young LLP (E&Y), the Trusts current auditor, as the independent registered public accounting firm for the Funds for the fiscal year ending November
30, 2016. Cohen & Company, Ltd. (Cohen) was the independent registered public accounting firm for the Predecessor Funds. As a result of the Reorganization, E&Y replaced Cohen as the Funds independent registered public accounting firm as of February 22, 2016.

During the Predecessor Funds fiscal years ended
November 30, 2014 and November 30, 2015 and during the period from November 30, 2015 through February
22, 2016, the Predecessor Funds had no disagreements with Cohen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of Cohen would have caused Cohen to make reference to the disagreement in a report, and there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended. With respect to the Predecessor Funds, Cohens audit opinions have not contained either an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Predecessor Funds fiscal years ended November 30,
2014 and November 30, 2015 and during the period from November 30, 2015 through February 22, 2016, neither the Predecessor Funds nor anyone on their behalf has consulted Cohen on items concerning the application of accounting principles to a specified transaction (either completed or proposed) or the type of audit opinion that might be rendered on the Predecessor Funds financial statements, or concerning the subject of a disagreement of the kind described in Item 304(a)(1)(iv) of Regulation S-K or reportable events of the kind described in Item
304(a)(1)(v) of Regulation S-K.

The Trust has provided a copy of the disclosures contained in this Exhibit 77K to Cohen, prior to the date of filing of this Form N-SAR with the U.S.
Securities and Exchange Commission (the Commission), as required by Item 304(a)(3) of Regulation S-K. In addition, the Trust has requested that Cohen confirm in a letter provided to Trust and addressed to the Commission that it agrees with the representations contained in this Exhibit 77K, and Cohens response addressed to the Commission is also included as
Exhibit 77(Q)(1)(f) in this Form N-SAR.
23788764.1.BUSINESS